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                                                                       EXHIBIT 1

                               CANWEST MEDIA INC.

                         INTERIM REPORT TO SHAREHOLDERS

                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

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                               CANWEST MEDIA INC.
                         INTERIM REPORT TO SHAREHOLDERS
                   FOR THE SIX MONTHS ENDING FEBRUARY 28, 2003

INTRODUCTION

Market conditions during the quarter and the six-month period ended February 28, 2003 showed continued improvement from the same periods from the year before, particularly in television broadcasting, both in Canada and internationally. Revenues, EBITDA and operating income were higher than for the same period in 2002, with an EBITDA improvement of 16% when the comparison is made on a same asset (pro-forma) basis for the same quarter the year before and a 12% improvement compared to the same six month period from the year earlier. Improvement in operating results continued at all the Company's international broadcasting operations.

Television and radio operations in Australia and New Zealand recorded significant revenue and EBITDA improvements, and in Europe, television operations in the Republic of Ireland also made significant gains over the same period the year earlier. Economic indicators from both television and newspaper advertising markets suggest that the improvement in operating results should continue through the remainder of the current fiscal year. To date it appears that the war in Iraq will not have a significant impact on Canadian or the international advertising markets in which the Company operates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE COMPANY

The Company is a Canadian-based, multi-platform international media company. CanWest owns or has a controlling or substantial interest in operations in the television broadcasting industries in Canada, Australia, New Zealand, Ireland and the United Kingdom, the radio broadcasting industries in New Zealand and Canada, the newspaper publishing industry in Canada, and the out-of-home advertising industries in Australia and South East Asia. The Company owns Internet properties that support these media assets, including canada.com.

The Company's audit committee has reviewed and approved the consolidated interim financial statements. PricewaterhouseCoopers LLP was engaged by the audit committee to perform a review of the interim financial statements in accordance with CICA Handbook section 7050, Auditor Review of Interim Financial Statements, in order to assist the audit committee in fulfilling its regulatory obligations with respect to the consolidated interim financial statements.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a recognized measure of financial performance under Canadian GAAP. Management believes that, in addition to operating income and net earnings, EBITDA is a useful supplemental measure. Management utilizes EBITDA as a measure of segment profitability in making strategic resource allocations. In addition, the Company and its lenders and investors use EBITDA to measure performance against the Company's various leverage covenants. Investors are cautioned, however, that EBITDA should not be construed as an alternative to operating income (earnings before interest and taxes, or "EBIT") or net earnings determined in accordance with GAAP as an indicator of the Company's performance. The Company's method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

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The following is a reconciliation of operating income (EBIT) to operating income before amortization (EBITDA) in thousands of Canadian dollars:

                                                     BROADCASTING
                                   --------------------------------------------------
                         PUBLISHING
                            AND                       NEW ZEALAND
                           ONLINE                ---------------------                  CORPORATE
                           CANADA     CANADA        TV           RADIO     IRELAND TV   AND OTHER   TOTAL
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2003

Operating income(loss)
(EBIT)                     38,281     35,999      (1,010)        4,821        1,395     (7,568)     71,918

Amortization               14,678      6,493         740           572          533      1,984      25,000
                           ------    -------     -------         -----        -----      -----      ------

Operating income(loss)
before amortization
(EBITDA)                   52,959     42,492        (270)        5,393        1,928     (5,584)     96,918
                           ======     ======     =======         =====        =====     ======      ======

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2002

Operating income(loss)
(EBIT)                     46,120     25,017      (3,784)        3,637          955     (6,365)     65,580

Amortization               16,322      6,887         664           479          458       (152)     24,658
                           ------    -------     -------         -----        -----      ------     ------

Operating income (loss)
before amortization
(EBITDA)                   62,442     31,904      (3,120)        4,116        1,413     (6,517)     90,238
                           ======     ======     =======         =====        =====     ======      ======

                                                     BROADCASTING
                                   --------------------------------------------------
                         PUBLISHING
                            AND                       NEW ZEALAND
                           ONLINE                ---------------------                  CORPORATE
                           CANADA    CANADA         TV           RADIO     IRELAND TV   AND OTHER   TOTAL
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

Operating income(loss)
(EBIT)                    105,275    110,616       5,486         9,641        4,869    (13,775)    222,112

Amortization               29,478     13,273       1,487         1,106        1,046      3,304      49,694
                          -------    -------       -----        ------        -----     ------     -------

Operating income (loss)
before amortization
(EBITDA)                  134,753    123,889       6,973        10,747        5,915    (10,471)    271,806
                          =======    =======       =====        ======        =====     ======     =======

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

Operating income(loss)
(EBIT)                    118,415     94,868      (3,627)        7,431        3,779    (11,183)    209,683

Amortization               31,730     12,519       1,225           955          934        193      47,556
                          -------    -------       -----        ------        -----     ------     -------

Operating income (loss)
before amortization
(EBITDA)                  150,145    107,387      (2,402)        8,386        4,713    (10,990)    257,239
                          =======    =======       =====        ======        =====     ======     =======

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The following discussion is based on the Company's consolidated results for the three and six month period ended February 28, 2003. Comparisons with the prior year's results are affected by corporate initiatives, including the divestiture of certain newspaper publishing properties, and accordingly, the Company also provides certain pro forma comparatives. Pro forma revenue, EBITDA and operating income reflect the sale of newspaper publishing interests in Saskatchewan and Atlantic Canada to G.T.C. Transcontinental Group Ltd. ("GTC") in August 2002 as if it had occurred at the beginning of fiscal 2002.

                                    THREE MONTHS ENDED FEBRUARY            SIX MONTHS ENDED FEBRUARY 28,
                                            28, 2002                                  2002
                                                        OPERATING
                                                           G                                     OPERATING
                               REVENUE      EBITDA       INCOME         REVENUE      EBITDA       INCOME
                                $000         $000         $000           $000         $000         $000
As reported                    489,552      90,238        65,580       1,076,749    257,239      209,683

Community newspapers           (26,741)     (6,953)       (6,153)        (53,070)   (15,560)     (14,011)
                               -------      ------        ------       ---------    -------      -------

Pro forma                      462,811      83,285        59,427       1,023,679    241,679      195,672
                               =======      ======        ======       =========    =======      =======

ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in Canadian dollars and in accordance with Canadian GAAP. The Company accounts for its economic interest in Network TEN using the equity method of accounting. Under this method, the Company's interest in Network TEN's net earnings (before interest on subordinated debentures) is included in consolidated earnings, and an adjustment is made to the carrying value at which the investment is recorded on the consolidated balance sheet. The carrying value of this investment is reduced by interest on subordinated debentures and dividends received by the Company.

TRENDS

The Company has historically derived more than 75% of its revenue from advertising in Canada. For that reason, the Company's results typically reflect overall activity in the economy. Advertising markets in North America and throughout the world recovered in the second half of fiscal 2002. Results for the first six months of 2003 appear to confirm that the Canadian economy has rebounded with a more rapid resumption of economic growth than in other major economies.

Results from the Company's television and newspaper assets suggest the improvement in operating results evident in first quarter continued through the second quarter of the current fiscal year. Advance bookings in the Company's television advertising markets for the third quarter of fiscal 2003 were strong at the beginning of the quarter. The impact of the Iraq war, which overtook normal television schedules for several days, was temporary, and it appears that the Company's advertising markets will remain strong through the third quarter and beyond.

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RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED FEBRUARY 28, 2003

Consolidated revenue for the quarter was $497 million compared to $463 million last year on a pro forma basis, an increase of 7%. Consolidated EBITDA for the three months was $97 million, up 16% from the $83 million generated by the same properties on a pro forma basis during the same three month period of 2002. Actual EBITDA for the second quarter last year was $90 million, and included the contribution from properties sold to GTC in August 2002. Operating income for the three months was $72 million compared to $59 million for the same period last year. Cash flow from operations before changes in non-cash working capital for the first quarter was $64 million, down 29% from the $90 million recorded in the corresponding period last year as a result of lower distributions from Network TEN during the period. Cash flow from operations for the quarter was $181 million compared to $142 million for the corresponding period last year.

Canadian television revenue, including the Prime specialty channel and the digital specialty channels under development, increased by $16 million or 10%, to $171 million for the three months. Canadian television EBITDA increased by $11 million or 33% to $42 million. Operating income increased $11 million or 44% to $36 million. CanWest television stations continue to rate well. In the reporting period from December to February, a period affected by a number of specials and event programs, CanWest series continue to rate strongly with 3 of the top 10 in the Toronto/Hamilton market and 4 of the top 10 in the Vancouver market. When specials are included CanWest stations rate 7 of the top 10 most watched programs through during the quarter. (BBM people meters, Toronto/Vancouver 18-49)

Canadian television operating expenses were up by $5 million or 4% in the quarter compared to the same period last year.

Publishing and online revenue for the second quarter was $280 million, up 2% from the pro forma revenues of $273 million last year. Run-of-press (ROP) linage continues to recover more slowly than television, with some upward trends through the reporting period in the retail and national sectors. Publishing and online EBITDA for the second quarter declined by 5%, to $53 million from the $55 million recorded for the same period last year on a pro forma basis reflecting higher fuel costs and increased newsprint prices. The Company's publishing segment includes its online and electronic publishing operations, which saw significant improvements in EBITDA, reflecting a break even result, compared to a $1 million operating loss for the same quarter last year. Operating income for the publishing and online segment declined by 4% to $38 million from the $40 million recorded for the same quarter last year on a pro forma basis.

CanWest's international broadcasting operations continue to perform extremely well through the reporting period. Second quarter revenue at TV3 in Ireland was up 7% to (Euro)10 million compared to the same period in 2002. EBITDA was
(Euro)2 million, up 33% compared to the same three months last year. The Company's share of revenue was $8 million, and EBITDA was $2 million. The Company's share of operating income was $1 million, up 46% compared to the same quarter last year.

Results for TV3 and TV4 in New Zealand continued to reflect a sustained improvement over the past several quarters, attributable to a combination of an improving New Zealand economy, a significantly stronger New Zealand dollar, and increasing audience ratings at TV3. Television revenue of NZ$24 million was 19% higher than the NZ$20 million recorded in the same quarter one year ago. In Canadian dollars, the increase in TV3/4 revenue was 47% from $13 million to $19 million.

Revenue from New Zealand radio improved by 4% in local currency to NZ$23 million for the quarter, with EBITDA of NZ$7 million, 7% higher than the same quarter last year. Operating income was NZ$6

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million compared to NZ$5 million for the same quarter last year. Results from
New Zealand were translated into Canadian dollars at $0.8178, 23% higher than the rate of translation in the same quarter last year.

Depreciation and amortization cost for the quarter totaled $25 million, essentially the same as for the same three months in 2002.

Financing costs were $64 million in the quarter, compared to $63 million for the three months ending February 28, 2002.

Investment gains totaled $22 million for the quarter and included a gain on the sale of Ontario community newspapers of $21 million, and a $1 million dilution gain resulting from the exercise of management share options at Network TEN which diluted our economic interest in TEN from 57.5% to 57.2%.

The Company recorded a $9 million accounting loss in the quarter as a result of overhanging swaps created by the application of asset sale proceeds to indebtedness which had previously been hedged.

The recovery of income taxes totaled $1 million for the quarter, compared to a provision of $3 million for the same quarter last year. The Company's interest in income from Network TEN was $11 million an increase of $16 million from the same period last year. The prior year included a goodwill write down related to Eye Corp., our share of which was $11 million.

Television revenue at Network TEN, was A$125 million an increase of 9% for the quarter, from A$115 million last year. EBITDA at TEN was A$37 million in the second quarter compared to A$36 million for the same period last year. Operating income at TEN was A$34 million compared to A$34 million for the same quarter last year. CanWest's share of TEN's revenue increased by 18% to $64 million, while it's share of TEN's EBITDA grew by 10% to $19 million. Our share of operating income increased by 10% to $17 million from $16 million. Our 57.5% economic interest in Network TEN was reduced to 57.2% at the end of the second quarter as a result of the exercise of certain management stock options. The average exchange rate value of the Australian dollar appreciated to the Canadian dollar by 9% for the quarter, compared to the average for the second quarter of 2002.

The success of TEN's domestic Australian programming, including reality shows, sports and drama, contributed substantially to it's recent ratings gains, which continued through the second quarter. Network TEN continued to gain increased share in an overall Australian TV advertising market that continues to experience only modest growth.

Eye Corp., Network TEN's out-of-home subsidiary, generated revenue of A$16 million in the quarter, down 11% from the same quarter last year, reflecting the continued difficult market conditions in that sector, EBITDA for the quarter was A$1 million, an improvement from the A$0.4 million EBITDA loss recorded in the same quarter a year earlier, attributable mainly to progress made by new management at Eye Corp in reducing operating costs. Operating loss for the quarter was A$1.1 million, an improvement from the operating loss of A$3.3 million posted in the second quarter last year.

CanWest reported net earnings of $31 million for the quarter. The loss reported for the same quarter last year was $5 million.

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RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

Consolidated revenue for the six months was $1,085 million compared to $1,024 million last year on a pro forma basis, an increase of 6%. Consolidated EBITDA for the six months was $272 million, up 12% from the $242 million generated by the same properties on a pro forma basis in the first six months of 2002. Actual EBITDA for the first six months last year was $257 million, and included the contribution from properties sold to GTC in August 2002. Operating income for the six months was $222 million, up 14% from $196 million on a pro forma basis for the first six months last year. Cash flow from operations before changes in non-cash working capital for the first half was $153 million , down slightly from the $159 million recorded in the corresponding period last year.

Cash flow from operations was $131 million compared to $85 million for the first six months last year. Cash flow was negatively affected by a reduction in distributions from Network TEN. Offsetting this shortfall were improvements in operating results, and greater efficiencies in working capital.

The Company's Canadian television revenue, including the Company's Prime specialty channel and the digital specialty channels under development, increased by $30 million or 8%, to $386 million for the six months. The Company's Canadian television EBITDA increased by $17 million or 15% to $124 million, while operating income increased by $16 million or 17% to $111 million.

During the Fall 2002 ratings period Bureau of Broadcast Measurement indicated that CanWest television stations lead the ratings in prime time. During the period from September to December, 2002, Global and CH Television ranked first for the season in the 18-49 demographic winning all 16 weeks overall, and winning 14 of 16 weeks in primetime in Toronto and Vancouver. Global Ontario and CH had 10 of the top 20 programs in the 18-49 demographic, including the number one rated show, Survivor V, Thailand. Survivor was also the number one show across all demographics. Similarly, Global and CH led the prime time ratings in Vancouver, with 12 of the top 20 programs. (BBM people meters - Toronto/Vancouver, 18-49 demographic)

Canadian television operating expenses were up by $13 million or 5% in the first half of the year compared to the same period last year. This primarily reflects programming, marketing and promotional costs associated with CanWest's new digital specialty channels which were on air for a full six months in fiscal 2003, compared to only two months in 2002. Additionally, analogue programming costs were higher in the first six months, primarily as a result of timing of the airing of programs, this variance is expected to reverse over the back half of the year.

Publishing and online revenue for the first six months was $599 million, up slightly from the pro forma revenues of $591 million last year. The reporting period was affected negatively by a labour shutdown at the Victoria Times-Colonist that began at the beginning of September and continued through the first week of November 2002.

EBITDA from Publishing and online was $135 million, for the six-month period, the same result as recorded for the previous year on a pro forma basis, while operating income was $105 million for each of the six months periods on a same store basis.

Revenue at TV3 in Ireland in local currency was up 8% to (Euro)24 million compared to the same period in 2002. EBITDA increased by 14% to (Euro)7 million, compared to the same six month period last year, while operating income increased by 19% to (Euro)5 million.

Revenues, EBITDA and operating income for the six-month period improved substantially at TV3 and TV4 in New Zealand. Revenue in local currency was 22% higher than the same period one year ago,

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increasing to NZ$58 million from NZ$48 million. EBITDA and operating income also showed significant improvement, increasing to NZ$9 million and NZ$7 million, respectively, from losses the year before of NZ$4 million and NZ$6 million, respectively.

Revenues from New Zealand radio of NZ$47 million for the six-month period were 3% ahead of last year in local currency terms. EBITDA of NZ$14 million for the six months was 8% higher than the results recorded one year ago, while operating income was 9% higher at $12 million. In Canadian dollars, radio operations in New Zealand contributed EBITDA and operating income of $11 million and $10 million in the quarter, while New Zealand television operations reported increases in EBITDA and operating income to $7 million and $5 million, respectively, from losses the year before. Results from New Zealand were translated into Canadian dollars at an average rate of $0.7857, 19% higher than the rate of translation in the same six month period last year.

Depreciation and amortization cost for the first half totaled $50 million, compared to $48 million for the same six months in 2002.

Financing costs were $127 million for the six months, compared to $140 million for the six months ending February 28, 2002, reflecting lower debt levels and interest rates. Year to date investment gains of $22 million (gain on sale of Ontario communities and dilution gain on investment in Network TEN) compare to $63 million for the first six months last year. The gain in the prior year arose on the sale of CKVU in the first quarter of 2002.

Income taxes totaled $28 million for the two quarters of 2003, compared to $33 million for the same six months last year. The effective tax rate of approximately 25% in each comparative period compares to a statutory rate of 39%. The effective rate is affected by the existence of loss carryforwards in New Zealand not previously recognized, lower tax rates in international jurisdictions, and non-taxable investment gains. The Company's interest in income from Network TEN was $37 million an increase of $22 million from the same period last year.

Television revenue at Network TEN, was A$318 million for the six months, compared to revenue of A$276 million last year. Television EBITDA at TEN increased by 16%, to A$111 million in the first half of 2003 compared to the A$96 million during the same period last year. Operating income increased by 16% to A$105 million in the first half of 2003 compared to A$91 million during the same period in 2002. CanWest's share of revenue, EBITDA and operating income, expressed in Canadian currency improved by 24% to $160 million, 25% to $56 million and 26% to $53 million, respectively. The average rate of exchange of Australian dollars to Canadian dollars was 8% higher for the six months in 2003 compared to the same period in 2002.

TEN's ratings gains made in the first quarter of fiscal 2003 continued into the second quarter and are attributable to the success of both locally produced programming such as Big Brother, and of other Australian programming, particularly sports. The stronger ratings enable TEN to capture an increased share of the overall TV advertising market in Australia.

Eye Corp. generated revenue of A$37 million in the six months, down 11% from the same period last year. EBITDA and operating loss for the six months were A$2.6 million and a loss of A$1.3 million, up from the A$2.3 million and a loss of A$4.7 million recorded in the same period a year earlier.

CanWest reported net earnings of $117 million for the six month period. Net earnings reported for the first half last year were $118 million.

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LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before changes in non-cash working capital amounted to $64 million for the three months ending February 28, 2003, compared with $90 million for the same period last year. For the six months, cash flow from operations before changes in non-cash working capital amounted to $153 million compared to $159 million last year.

Changes in non-cash working capital amounted to a source of funds of $117 million for the three months compared to a source of $51 million for the same quarter last year. On a year to date basis, $22 million was used for working capital compared to a use of $74 million for the same period last year.

Capital spending in the quarter totaled $7 million compared to $15 million for the same quarter last year. On a year to date basis, capital spending totaled $12 million compared to $28 million last year. Current year capital spending reflects normal repair and replacement expenditures.

The Company made principal debt repayments totaling $237 million in the quarter and $251 million in the first six months, including $193.5 million derived from proceeds from the sale of Ontario community newspapers. Scheduled repayments of the Company's senior credit facility amount to $40 million over the next twelve months.

In December, CanWest Global Communications Corp. redeemed its Series 2 Preference Shares for cash of $57.7 million with advances from the Company. In January, 2003, the Company received an interim distribution of interest and dividends from Network TEN totaling $30 million.

Usage, including outstanding letters of credit under the Company's senior credit facility at February 28, 2003 was $1,600 million.

Total long-term debt of $2,279 million excludes $1,005 million in junior subordinated notes, which bear interest payable in kind through November 2005. Network TEN had drawn A$414 million of its A$700 million credit facility and had cash on hand of A$21 million at February 28, 2003.

The Company has entered into currency and interest rate swaps under its senior indebtedness. The average cost of debt, including the junior subordinated notes, after taking into account other financial instruments in place was 10%.

Senior secured leverage under the Company's senior credit facility was 3.42 times EBITDA for the 12 months ended February 28, 2003, compared to a covenant of 4.50 times. Additionally, the Company had cash and short-term investments amounting to $60 million at February 28, 2003.

On April 3, 2003, the Company completed a private placement of US$200 million (approximately $295 million) of senior unsecured notes at an interest rate of 7.625% per annum. Substantially all of the proceeds will be used to retire a portion of the junior subordinated notes held by the Company's parent.

In March 2003, the Company's lenders consented to an amendment to the senior secured credit facility which provides for a change in certain financial ratios that the Company is required to maintain in order to permit the offering of the new unsecured notes. The amendment resulted in the term credit facilities being permanently reduced by $275 million, through a draw on the revolving credit facility, which occurred in April. Proforma for this transaction, unutilized negotiated credit at February 28, 2003 was $268 million. The amendment also resulted in the senior leverage covenant being replaced by a senior

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secured leverage covenant and the interest coverage covenant being relaxed to allow for the payment of interest on the notes.

OUTLOOK

All CanWest television operations have shown considerable strength through the first half of fiscal 2003. This positive trend should continue as all the economic indicators in the respective economies of Canada, Australia, New Zealand and Ireland show positive growth. The impact of the of the Iraq war on advertising revenues appears to be limited to the first few days of the conflict when much of the media disrupted regular schedules to provide extensive war coverage.

Global Television continued to rate strongly with 3 of the top 10 series in Toronto and 4 of the top 10 in Vancouver during the period from December 1, 2002 to February 28, 2003, when ratings were affected by a proliferation of specials such as the Super Bowl and the Grammy Awards. When specials are included, Global carried 7 of the top 10 shows in Toronto and Vancouver. The ratings are based on BBM people meters and cover the 18-49 demographic.

The recovery in Canadian newspaper advertising markets remains slower than for television with certain sectors such as careers still well below their prior peak levels of advertising spending. Improvements are evident in other sectors, particularly national and retail advertising during the reporting period and this suggests that the modest positive trend should continue for the coming months and that should support continuation of the positive operating result growth going forward. The Company's newspapers are maintaining the lower cost base achieved through operating improvements made over the past 18 months. Circulation revenue remains stable in general and is increasing in some markets, notably Montreal where the bringing online of a new printing press provided an opportunity to take advantage of higher print quality and color capability to re-launch the Gazette.

The Company completed a realignment of its online operations that now include Infomart, a subscription based online news archives service and FP Data Group, a subscription based financial data service. CanWest is a leading provider of online content through Canada.com. The eContent Institute, a national online organization recognized Infomart.ca as the top Canadian provider in the News Service category. "With its very easy-to-use interface, intuitive design and fit in the English-Canadian marketplace, infomart.ca is second to none. It is a must have for news," said the judging committee.

The Company's six new digital specialty channels in Canada remained among the most popular with digital television subscribers. Close to 3 million subscribers now have access to the services, and advertisers are beginning to show a higher level of interest in the niche market opportunities provided by these new channels.

On the last day of the current reporting period, the Company launched its first entry into the Canadian radio market with COOL 99.1FM in Winnipeg. The Company has also applied to the Canadian Radio-television and Telecommunications Commission (CRTC) for certain additional radio licences and has appeared at public CRTC hearings in support of its applications for new radio stations in Montreal, Quebec and Kitchener, Ontario. While no decisions have yet been handed down in respect of these applications, management believes the continued expansion into radio is a logical and prudent step for CanWest in Canada, and will further enhance CanWest's offering to Canadian advertisers.

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CanWest's immediate priorities are to continue to focus on debt reduction, to pursue additional operational efficiencies and cost reductions at all units and to build on the progress already made in integrating television, publishing and online assets in Canada as complementary and mutually supportive media businesses.

CanWest remains committed to pursuit of additional operational efficiencies and cost reductions at all units. The Company announced a major re-organization of the senior management of its Canadian media operations in January, 2003. The more integrated management structure has streamlined decision-making and enhanced the ability of the Company's television, publishing and interactive assets to work more closely together as complementary and mutually supportive media businesses. This re-organization was followed by the launch of the CanWest News Service and the Canadian News Desk, headquartered in Winnipeg, but with resources in locations across Canada. CanWest consumers saw immediate benefits of increased depth and wider coverage of Canadian and international news on both television and in CanWest's newspapers.

FORWARD LOOKING STATEMENTS

Certain statements in this report may constitute forward-looking statements. Such forward looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. The Company may not update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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